FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 506th Meeting of the Board of Directors, March 28, 2011

2.	Summary of Minutes of the 507th Meeting of the Board of Directors, March 30, 2011

3.	Market Announcement — Terms agreed for purchase of indirect interest in Light by Parati, April 11, 2011

4.	Convocation to May 12, 2011 Extraordinary General Meeting of Stockholders, April 15, 2011

5.	Summary of Principal Decisions of the 508th Meeting of the Board of Directors, April 15, 2011

6.	Notice to Stockholders - Dividends, April 27, 2011

7.	Summary of Principal Decisions of the 509th Meeting of the Board of Directors, April 29, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: April 29, 2011

1.               Summary of Minutes of the 506th Meeting of the Board of Directors, March 28, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 506TH MEETING

Date, time and place:	March 28, 2011 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                           The Chairman stated that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III                       The Board approved:

a)              The proposal, by Board Member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on April 29, 2011, at 4 p.m., and in the event of there not being a quorum, to make second convocation within the legal period.

b)             The Technical Feasibility Study for Offsetting of Tax Credits, which constitutes the grounds for the accounting of deferred tax credits contained in the financial statements for 2010, to comply with CVM Instruction 371/2002.

c)              the minutes of this meeting.

IV                      The Board approved the Report of Management and financial statements for 2010 and the respective complementary documents, and submitted them to the Ordinary General Meeting of Stockholders to be held on April 29, 2011.

V                          The Board authorized:

a)              Increase in the limit for issuance of American Depository Receipts (ADRs) — Level II, by Citibank N.A., on the New York Stock Exchange, to 300 million ADRs, upon signature of the specific form (Form F-6) by a majority of the members of the Company’s Board of Directors.

b)             Contracting of guarantee insurance, for a period of 24 months, able to be extended for a further 36 months, to a maximum limit of up to 60 months, and also contracting of the accessory counter-guarantee contract. This measure is for [the proceedings for] suspension of demandability of the tax credit and obtaining of a new Certificate of Absence of Tax Liability; and also authorized supplementation of the budget to ensure the respective payment.

c)              Signature of the First Amendments to the Indemnity Agreements, with BIP Netherlands Holding B.V. (BIP NL), with Brascan Brasil Ltda. (Brascan) as consenting party, to recognize and ratify the assignment of all the rights and obligations assumed by BIP NL under those Agreements, transferring their ownership to Bermuda Holdings I Limited (BIP Bermuda), with Brookfield Brasil Ltda. consenting as guarantor and principal payor, jointly and wholly responsible for all the pecuniary obligations assumed by BIP Bermuda.

VI                      The Board submitted the following proposal to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, by April 29, 2011:

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)              Proposal for allocation of the net profit for 2010, in the amount of R$ 2,257,976,000, as follows:

1)              R$ 112,899,000 being 5% of the net profit, to be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws.

2)              R$ 1,196,074 should be allocated as dividends to those stockholders whose names are on the Company’s Nominal Share Register on April 29, 2011, as follows:  R$ 1,128,988,000 to be allocated as complementary dividends, corresponding to 50% of the net profit; and R$ 67,086,000 as complementary dividends, corresponding to 50% of the effect on the 2010 net profit arising from the new valuation of the generation assets.

3)              R$ 590,591 to the Retained Earnings Reserve, for use in investments and payment of expenses, taxes and debt servicing.

4)              R$ 13,351,000 to be used for injection of capital into Transchile Charrúa Trasmisión S.A, corresponding, at December 31, 2010 to US$ 8,012,000, as per CRCAs (Board Spending Decisions) 030/2010, and CRCA-084/2010.

5)              R$ 30,424,000 to be used for injection of capital into Usina Termelétrica de Barreiro S.A, as per CRCA 023/2010, and CRCA-067/2010.

6)              R$ 13,059,000 to be used for injection of capital into Empresa Regional de Transmissão de Energia (ERTE), in accordance with CRCA 056/2010;

7)              R$ 980,000 to be allocated to injection of capital into Axxiom Soluções Tecnológicas S.A., as per CRCA 058/2010.

8)              R$ 238,043,000 to be allocated for absorption of the accumulated loss relating to adoption of the new accounting rules.

9)              R$ 62,555,000 to be held in Stockholders’ equity in the Reserve under the Bylaws provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2011, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

b)             Changes in the Bylaws, to change the names of these Chief Officers’ Departments:

•            From:               Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                             Department of Business Development

•            From:               Department of Finance, Investor Relations and Financial Control of Holdings

To:                              Department of Finance and Investor Relations.

• and to make the consequent changes to the following parts of the Bylaws:

Clause 11:	Paragraph 3;
Clause 18:
Clause 21:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 22:	Head paragraph:	Sub-item I —	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VII —	subclause “k”;
		Sub-item VIII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX —	subclauses “c” and “f”; and
Paragraph 4.

c)              That the representatives of Cemig at the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig G, to be held, concurrently in both cases, on April 29, 2011, should vote in favor of the agenda.

VII                  The Board ratified:

a)              Signature, by Cemig, as consenting party, of the Second Amendment to the Contract for Financing from the Constitutional Financing Fund for the North (FNO), jointly with Santo Antônio Energia

S.A., as beneficiary, Banco da Amazônia S.A., as financial agent, and the following as consenting parties —

Madeira Energia S.A.,	Andrade Gutierrez Participações S.A.,
Construtora Norberto Odebrecht S.A.,	Fundo de Investimento em Participações Amazônia Energia,
Furnas Centrais Elétricas S.A.,	Odebrecht Participações e Investimentos S.A.,
Odebrecht S.A.,	Centrais Elétricas Brasileiras S.A., and
and Cemig GT

• with the objective of bringing forward to 2010 the release of the funds of Subcredit 4, as a result of the new timetable for rotor and commercial startup of the Santo Antônio power plant from May 1, 2012 to December 15, 2011.

b)             Presentation, by Cemig GT, to ECE Participações S.A. (ECE), of an indicative and non-binding proposal.

VIII              Withdrawn from the agenda: The item relating to the budget proposal for 2011.

IX                      The following spoke on general matters and business of interest to the Company:

Board members:	Djalma Bastos de Morais, Eduardo Borges de Andrade, Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior, Franklin Moreira Gonçalves, Arcângelo Eustáquio Torres Queiroz, João Camilo Penna;
Chief Officers:	Luiz Fernando Rolla, Luiz Henrique de Castro Carvalho;	José Carlos de Mattos,
General Managers:	Leonardo George de Magalhães,	Emílio Castelar Pires Pereira.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Antônio Adriano Silva,

Luiz Carlos Costeira Urquiza,

Maria Estela Kubitschek Lopes,

Guy Maria Villela Paschoal,

Eduardo Borges de Andrade,

Ricardo Antônio Mello Castanheira,

Cezar Manoel de Medeiros,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro,

Adriano Magalhães Chaves,

Paulo Márcio de Oliveira Monteiro,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Renato Torres de Faria,

Franklin Moreira Gonçalves,

Marco Antonio Rodrigues da Cunha,

Tarcísio Augusto Carneiro,

Fernando Henrique Schüffner Neto,

Newton Brandão Ferraz Ramos;

Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond, Ari Barcelos da Silva;	Luiz Guaritá Neto,
Representatives of KPMG Auditores Independentes:		Marco Túlio Fernandes Ferreira, Roberto Caixeta Barroso;
Chief Officers:	José Carlos de Mattos, Luiz Fernando Rolla;	Luiz Henrique de Castro Carvalho,
General Managers:	Emílio Castelar Pires Pereira,	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

2.               Summary of Minutes of the 507th Meeting of the Board of Directors, March 30, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 507TH MEETING

Date, time and place:	March 30, 2011 at 8.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Carlos Henrique Cordeiro Finholdt

Summary of proceedings:

I                               The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                           The Board approved:

a)              The Budget for 2011.

b)             The proposal, by Board Member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on May 12, 2011, at 11 a.m., and in the event of there not being a quorum, to make second convocation within the legal period.

c)              The minutes of this meeting.

III                       The Board gave authorization, under Paragraph 9 of Article 11 of the Bylaws, for the following limit stated in Paragraph 7 of that clause to be exceeded in 2011 as follows:

Consolidated [Net debt/(Net debt + Stockholders’ equity)]: may be up to 46% (forty six per cent).

IV                      The Board submitted a proposal to the Extraordinary General Meeting of Stockholders for the limit in Subclause (d) of Paragraph 7 of Clause 11 of the Bylaws to be exceeded as follows in 2011:

Total consolidated funds allocated to capital expenditure and acquisition of any assets, in the year, to be up to 57% (fifty seven per cent) of Ebitda (Profit before interest, taxes, depreciation and amortization).

V                           The following spoke on general matters and business of interest to the Company:

Board members:	Djalma Bastos de Morais,	Eduardo Borges de Andrade;
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members: Djalma Bastos de Morais, Eduardo Borges de Andrade, João Camilo Penna, Saulo Alves Pereira Junior, Renato Torres de Faria,	Maria Estela Kubitschek Lopes, Paulo Sérgio Machado Ribeiro, Adriano Magalhães Chaves, Lauro Sérgio Vasconcelos David, Tarcísio Augusto Carneiro, Arcângelo Eustáquio Torres Queiroz,	Francelino Pereira dos Santos, Luiz Carlos Costeira Urquiza, Paulo Roberto Reckziegel Guedes, Cezar Manoel de Medeiros, Fernando Henrique Schüffner Neto, Newton Brandão Ferraz Ramos;
Chief Officer and Board member:	Luiz Fernando Rolla;
Secretary:	Carlos Henrique Cordeiro Finholdt.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.               Market Announcement — Terms agreed for purchase of indirect interest in Light by Parati, April 11, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Terms agreed for purchase of indirect interest in Light by Parati

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general as follows, in accordance with CVM Instruction 358 of January 3, 2002, as amended:

On today’s date Cemig signed contracts with Redentor Fundo de Investimento em Participações (“FIP Redentor”), and Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), setting the terms for the partnership between Cemig and FIP Redentor for the acquisition, through Parati, of stockholding interests in Redentor Energia S.A. and in Luce Investment Fund, which will correspond to Parati having indirect equity interest of up to 26.06% (twenty six point zero six per cent) of the registered capital of Light S.A. (“Light”), as provided for in the minutes of the Extraordinary General Meeting of Stockholders of March 24, 2011, previously announced to the market.

The Stockholders’ Agreement of Light signed on December 30, 2009 remains in effect.

Cemig will keep its stockholders and the market opportunely and properly informed on the conclusion of the acquisition.

Belo Horizonte, April 11, 2011.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.                                       Convocation to May 12, 2011 Extraordinary General Meeting of Stockholders, April 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 12, 2011 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1                 Expansion, in the business year 2011, of the maximum limit set by Subclause (d) of Paragraph 7 of Clause 11 of the Bylaws, on the consolidated amount of funds destined to capital expenditure and acquisition of any assets, in the year, from 40% (forty per cent) to 42% (forty two per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

2                 Change in the composition of the Board of Directors, as a result of resignation.

3                 Orientation of the vote of the representatives of Cemig (Companhia Energética de Minas Gerais) in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) to be held on the same day for which the EGM of Cemig is called, to make changes in the composition of their Boards of Directors, if the composition of the Board of Directors of Cemig is changed.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by May 10, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, April 15, 2011.

Djalma Bastos de Morais

Vice-Chairman of the Board of Directors

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil   Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 12, 2011.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

•                  whereas:

a)              it is the responsibility of the Department of Finance, Investor Relations and Financial Control of Holdings to consolidate and prepare the Annual Budget for the business year, obeying the Multi-year Strategic Implementation Plan, and to submit it for examination to the Executive Board and to the Board of Directors;

b)             under Clause 21, Paragraph 2 of the Company’s Bylaws, the Annual Budget must reflect the Company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to payment of dividends, investments from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary;

c)              under Subclause “c” of Paragraph 4 of Article 21, it is the responsibility of the Executive Board to examine the Annual Budget, which must reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and to submit it to the Board of Directors for approval;

d)             the Budget for 2011 specifies figures that result in financial ratios exceeding those stipulated in Cemig’s Bylaws;

e)              Paragraph 7 of Clause 11 of the Bylaws of Cemig specifies that in the management of the Company and the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with certain targets, including the following:

•                  to limit the consolidated debt ratio measured as { (net debt) / (net debt plus stockholders’ equity) } to 40% (forty per cent); and

•                  to limit the consolidated amount of funds allocated to capital expenditure and to the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

f)                it is expected that, at the end of 2011, these indicators will be at the following levels:

•                  consolidated debt ratio, measured as { (net debt) / (net debt plus stockholders’ equity) }: 43.0% (forty three per cent);

•                  consolidated amount of funds allocated to capital expenditure and to the acquisition of any assets: a maximum of 42% (forty per cent) of the company’s Ebitda;

g)             the Board of Directors has authorized that the target specified in Paragraph 7 of Clause 11 of the Bylaws, i.e. the consolidated ratio of { (net debt) / (net debt plus stockholders’ equity)} be expanded to 43.0% (forty three per cent), for the year 2011;

h)             an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors;

i)	Clause 11, §1, of Cemig’s Bylaws states:

“§1

The structure and composition of the Board of Directors and of the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the respective Department.”;

j)	Clause 8 of the Bylaws of Cemig D and of Cemig GT states:

Clause 8:

“The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being subject to election and dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

	§1	The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

•                  now proposes to you as follows:

1)              — to authorize expansion, in the business year 2011, of the maximum limit set by Subclause (d) of Paragraph 7 of Clause 11 of the Bylaws, on the consolidated amount of funds allocated to capital expenditure and the acquisition of any assets, in the year, to 42% (forty two per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

2)              — that the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) to be held on the same day as the EGM of Cemig should vote in favor of the alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, April 15, 2011.

Dorothea Fonseca Furquim Werneck – Chair

Djalma Bastos de Morais – Vice-Chairman

Antônio Adriano Silva – Member

Arcângelo Eustáquio Torres Queiroz – Member

Eduardo Borges de Andrade – Member

Francelino Pereira dos Santos – Member

Guy Maria Villela Paschoal – Member

João Camilo Penna – Member

Luiz Carlos Costeira Urquiza – Member

Paulo Roberto Reckziegel Guedes – Member

Ricardo Coutinho de Sena – Member

Saulo Alves Pereira Junior – Member

Renato Torres de Faria – Member

APPENDIX 1

12.6                        Information about the Board of Directors:

Name: Leonardo Maurício Colombini Lima

Age: 65

Profession: Accountant

CPF: 065276716-87

Date of birth: 05/04/1946

Position: Substitute member

Date of election: May 12, 2011

Date of swearing-in: May 12, 2011

Period of office: April 29, 2009 through the AGM to be held in 2012.

Other positions or functions held or exercised in the Company: Does not hold any other position.

Whether was elected by the controlling stockholder or not: Yes

12.7.                     Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

Does not hold any other position.

12.8                        For each of the Managers and members of the Audit Board, supply:

a.               Résumé, containing the following information:

I.                Principal professional experience in the last 5 years, indicating:

•                  Name of company:

•                  Position and functions inherent to the position

•                  Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Colombini Lima is Brazilian, married, an accountant, resident and domiciled in Belo Horizonte, Minas Gerais, and bearer of Identity Card RG GO 705600, issued by the Public Safety Office of Goiás, and CPF Nº 065276716-87. He was born on April 5, 1946.

He has a degree in accounting from Professor Antônio Carlos University of Barbacena, specialization in Financial Management and Economics from UNA, Belo Horizonte, and specialization in Auditing, Economics and Finance from São Paulo University (USP).

In the Minas Gerais State Government, from 2003 he was Special Advisor to the State Finance Department, Under-secretary of the State Treasury, and Deputy Finance Secretary. Since May 2010 he has been State Finance Secretary, and a member of the Boards of Directors of the Minas Gerais State Development Bank (BDMG), of MGI Minas Gerais Participações, and of Gasmig (Companhia de Gás de Minas Gerais).

In the federal government he was Special Assistant to the Head of the Private Office of the President of the Republic. He is a career employee of the Brazilian Central Bank. Among other posts he has been Division Chief Auditor, Deputy Head of the Financial Administration Department, and Deputy Regional Delegate and Regional Delegate of the Central Bank in Minas Gerais. He has also been Chairman of the Audit Board of the Central Bank Pension Fund Foundation. In the private sector he has been a consultant in the financial, administrative and accounting areas of several companies of Brasília and of Minas Gerais, including Siderúrgica Belgo-Mineira (now Arcelor-Mittal), where he was a member of the Board of Directors for 7 years, and also companies of Goiás and the Federal District.

 ii.          Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b. Description of any of the following events that have taken place during the last 5 years:

i.                 any criminal conviction: None

ii.             any condemnation in an administrative proceeding of the CVM, and the penalties applied None

iii.         any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity:

None

12.9 Conjugal relationship, stable union or family relationship up to the second degree between:

a.              managers of the Company

b.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company

None, for all the sub-items above.

12.10.              State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.              a company directly or indirectly controlled by the issuer

He is a member of the Board of Directors of Cemig D, Cemig GT and Gasmig.

b.              a direct or indirect controlling stockholder of the issuer

Yes: He is Finance Secretary of the State of Minas Gerais.

c.               if material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies, or subsidiaries of any of such parties.

5.                                       Summary of Principal Decisions of the 508th Meeting of the Board of Directors, April 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 508th meeting, held on April 15, 2011, decided as follows:

1.               Signing, as consenting party, of an amendment to a concession contract for provision of public electricity transmission service.

2.               Provision of a corporate guarantee for contracting of credit.

3.               Signing of a mutual cooperation working agreement / Secondment of an employee.

4.               Signing of a mutual cooperation working agreement / Secondment of an employee.

5.               Signing of amendment to a contract for use of a corporate credit card / Re-ratification of a CRCA.

6.               Signing of an amendment to a contract for services to provide food and meal vouchers / Re-ratification of CRCA.

7.               Contracting of services, and signing of amendments to contracts, for supply of office materials and IT supplies.

8.               Further alteration of limits for exceeding the financial covenants in the Bylaws / Re-ratification of CRCA 019/2011, as follows:

a)              to change the proposed percentage limit, in 2011, for the target contained in Paragraph 7 of Clause 11 of the Bylaws, under Paragraph 9 of that clause, for the Consolidated ratio [ (Net debt) / (Net debt + Stockholders’ equity) ], from 46% to 43%;

b)             to alter the proposal submitted to the Extraordinary General Meeting of Stockholders to be held on May 12, 2011, at 11 a.m., to change the proposed maximum figure for the target contained in Subclause “d” of Paragraph 7 of Clause 11 of the Bylaws, i.e. the percentage of Ebitda (Profit before interest, taxes, depreciation and amortization) represented by the consolidated amount of funds

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

allocated to capital expenditure and acquisition of any assets, in 2011, from 57% to 42%, the other terms of that CRCA being unchanged.

9.               Inclusion in the Notice of Convocation of the Extraordinary General Meeting of Stockholders to be held on May 12, 2011, of a change in the composition of the Board of Directors, due to the resignation of Mr. Luiz Antônio Athayde Vasconcelos from the position of Substitute Member.

6.             Notice to Stockholders - Dividends, April 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Stockholders are hereby advised that the Board of Directors, at its meeting held on March 28, 2011, decided to propose the following to the General Meeting of Stockholders to be held on April 29, 2011:

1.              DIVIDENDS

In accordance with Sub-item “b” of the sole sub-paragraph of Clause 28 of our Bylaws, the sum of R$ 1,196,074,000, corresponding to R$ 1.753456252 per share, will be distributed as dividends, based on the net profit of R$ 2,257,976,000 for the year 2010, made up as follows:

1.1.           R$ 1,128,988,000 to be allocated as obligatory dividend to the Company’s stockholders, in accordance with Sub-clause “b” of the sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

1.2.           Complementary dividends in the amount of R$ 67,086,000.

1.3.           Stockholders entitled to the payments described in items 1.1 and 1.2 shall be those whose names are in the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders is held for the purposes specified in Article 205 of Law 6404/76.

The shares will trade “ex-dividend” on the day immediately following the date on which that meeting is held.

The payment is conditional upon ratification by the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 29, 2011.

Belo Horizonte, April 27, 2011.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.             Summary of Principal Decisions of the 509th Meeting of the Board of Directors, April 29, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 509th meeting, held on April 29, 2011, decided a follow:

•    Provision of guarantees to Parati S.A. - Participação em Ativos de Energia Elétrica, to Redentor Fundo de Investimento em Participações - FIP Redentor, and to their legal representatives and their share and unit holders.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.